Exhibit 99.2

INTERIM RESULTS QR-110 PHASE 1/2 TRIAL IN LCA10 Investor conference call Nasdaq: PRQR Date: September 5, 2018

Forward looking statements This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this presentation, including but not limited to, statements regarding our strategy, future operations, future preclinical and clinical trial plans and related timing of trials and results, research and development, future financial position, future revenues, projected costs, prospects, therapeutic potential of our product candidates, plans and objectives of management, are forward-looking statements. The words “aim,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. The forward-looking statements contained in this presentation reflect our current views with respect to future events, and we assume no obligation to update any forward-looking statements except as required by applicable law. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those that may be described in greater detail in the annual report filed on Form 20-F for the year ended December 31, 2017 that we have filed with the U.S. Securities and Exchange Commission (the “SEC”) and any subsequent filings we have made with the SEC. We have included important factors in the cautionary statements included in that annual report, particularly in the Risk Factors section, and subsequent filings with the SEC that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Forward-looking statements represent our management’s beliefs and assumptions only as of the date of this presentation. We may not actually achieve the plans, intentions or expectations P r o Q R – I n t e r i m R e s u l t s Q R - 1 1 0 P h a s e 1 / 2 T r i a l 2

Agenda

Welcome and introduction
by Smital Shah

Phase 1/2 interim results and future development of QR-110
by David Rodman, MD

Next steps in Ophthalmology
By Daniel de Boer



Smital Shah
Chief Financial Officer



David Rodman, MD
Executive Vice President of Research & Development



Daniel A. de Boer
Chief Executive Officer

ProQR - Interim Results QR-110 Phase 1/2 Trial 3

Phase 1/2 interim results development of QR-110 by David Rodman Executive Vice President of Research and Development and future P r o Q R – I n t e r i m R e s u l t s Q R - 1 1 0 P h a s e 1 / 2 T r i a l 4

QR-110 for LCA10

LCA10

- Lose sight in first years of life
- No therapy available
- ~2,000 patients with LCA10 in western world

QR-110

- **Goal:** Restore vision/ prevent vision loss in patients with LCA10
- Locally adminis-tered in the eye. Routine intra-vitreal procedure
- Anticipated infrequent dosing of 4 times a year or less

√ Established modality in eye
√ Strong preclinical proof of concept in human retina in preclinical models
√ Orphan drug designation
√ Fast track designation
√ Phase 1/2 interim analysis showed rapid and sustained efficacy and favorable safety
• Pivotal phase 2/3 trial expected to start in H1 2019



QR-110
QR-110
QR-110

ProQR – Interim Results QR-110 Phase 1/2 Trial 5

Clinical study design – PQ-110-001

Open label, multiple dose, dose escalation study, Phase 1/2



Adult Low dose
Adult Mid dose
Adult High dose
Pediatric Low dose
Pediatric Mid dose
Pediatric High dose
= DSMC review

1 loading dose & 3 maintenance doses over 1 year:

- 160 µg loading dose / 80 µg maintenance dose
- 320 µg loading dose / 160 µg maintenance dose

Observation of early efficacy at low and mid dose led to:

- Accelerated interim analysis
- No escalation to the high dose

- Up to twelve p.Cys998X LCA10 patients; adults and children (≥6yrs)
- Intravitreal injections in one eye
- Participating sites: major sites in EU (UGhent) and US (UPenn, UIowa)
- Primary endpoints:
  - Safety, tolerability
- Secondary endpoints and exploratory efficacy:
  - Visual acuity, mobility course, FST, OCI, pharmacokinetics, OCT, PRO, ERG, pupilometry
- IND and CTA (BE)
- Orphan drug designation in EU and US
- FDA Fast-track designation

- **Plan to start a pivotal Phase 2/3 ILLUMINATE trial in H1 2019 with parallel pediatric study**

ProQR – Interim Results QR-110 Phase 1/2 Trial 6

Interim results summary

- **The trial met its primary and secondary objectives**
  - ✓ Safe and well tolerated in >1500 subject treatment-days analyzed
  - ✓ Mechanistic proof-of-concept confirmed by improvement in FST
  - ✓ Clinical proof-of-concept confirmed by BCVA and supported by improvement in mobility course
  - ✓ The four analyzed outcome measures showed concordant improvement
- **Enrollment has been completed**
- **12 month data in all subjects is expected in H2 2019**
- **Plan to start a Phase 2/3 trial in H1 2019**
  - Double-blind, controlled, dose range finding adaptive design
  - Could serve as the sole pivotal registration trial
  - Parallel trial in pediatric <6 years old

ProQR – Interim Results QR-110 Phase 1/2 Trial 7

Baseline Demographics

Pediatric and adult patients (8-44 age range), with severely impaired vision

Sex	2nd CEP290 Allele	Age / Group	Baseline VA (logMAR)	Treated Eye	Dose (μg)
M	c.2506_2507delGA	19 / A	LP / LP	RE	160/80
M	c.4723A>T	41 / A	LP / LP	RE	160/80
M	c.5668G>T	44 / A	2.3 / 2.4	LE	160/80
F	c.4438-3delC	16 / P	2.5 / 2.5	RE	160/80
M	c.6277delG	8 / P	1.9 / 2.1	LE	160/80
F	c.3167_3168insA	21 / A	LP / LP	RE	320/160
F	c.4723A>T	27 / A	1.1 / 0.7	RE	320/160
F	c.4393C>T	24 / A	LP / LP	RE	320/160
M	c.6277delG	10 / P	1.9 / 1.4	RE	320/160
F	c.547_550delTACC	15 / P	LP / LP	RE	320/160
F	c.2991+1655A>G	14 / P	0.6/0.6	-	320/160

ProQR – Interim Results QR-110 Phase 1/2 Trial 8

Disposition and Safety Results 10 subjects enrolled, no early terminations or SAEs Safety findings: • Generally well tolerated with occasional mild AEs related to injection, typical to IVT. • No SAEs. • No early discontinuations. • Independent DSMC agreed that there were no safety concerns. P r o Q R – I n t e r i m R e s u l t s Q R - 1 1 0 P h a s e 1 / 2 T r i a l 9 > 6 month follow-up 4 > 5 month follow-up 6 > 3 month follow-up 8 > 1 month follow-up 10 Dosed 10 Screened 12 Subjects 1 2 4 3 1 # doses 0 1 2 3 4

Top Line Efficacy Results Concordant improvement in all outcome measures = improved Nystagmus tracking (OCI) - Log10mm (n=7) -0.14 (0.08) -0.04 (0.06) P r o Q R – I n t e r i m R e s u l t s Q R - 1 1 0 P h a s e 1 / 2 T r i a l 10 Direction of improvement Responder threshold Change from baseline at Month 3 Mean (SEM) Treated Untreated Visual Acuity (ETDRS/BRVT) – LogMAR (n=8) = improved > -0.3 -0.67 (0.32) 0.02 (0.05) Mobility Course – level (n=7)  = improved >2 1.36 (1.04) 2.57 (1.19) Full field stimulus red (FST red) - cd/m2 (n=7) = improved -0.23 (0.18) -0.74 (0.35) Full field stimulus blue (FST blue) - cd/m2 (n=7) = improved -0.02 (0.11) -0.91 (0.38)

Best Corrected Visual Acuity (BCVA)

Majority of subjects had clinically meaningful improvement


3 Months mean (SEM) and Median
Improvement
Change from baseline (LogMAR)
-3.0
-2.5
-1.5
-1.0
-0.5
0.0
0.5
p=0.011
Mean
Median
Mean
Median
Treated (N=8)
Contralateral (N=8)
Individual subject responses
Clinically meaningful (-0.3 LogMAR)


EDTRS
(LogMAR -0.3 - 1.6)
D S R K N
C K Z O H
O N R K D
BRVT
(LogMAR 1.4 - 4.0)

ProQR – Interim Results QR-110 Phase 1/2 Trial 11

BCVA effect was maintained for at least 6 months Clinically meaningful (-0.3 LogMAR) Dose 1 Dose 2 Dose 3 P r o Q R – I n t e r i m R e s u l t s Q R - 1 1 0 P h a s e 1 / 2 T r i a l 12 Improvement

Mobility Course for LCA10 • Large dynamic range to accommodate lower visual acuity. Grading scores: • Measures functional visual performance using a series of courses at increasing difficulty and multiple light intensities. • > 2 levels considered meaningful. High-Contrast Visual Navigation Challenge at 1, 4, 10, 50, 125, 250, 400 lux (Ora, Inc. HCVNC™) Low-Contrast Visual Navigation Challenge at 1, 4, 10, 50, 125, 250, 400 lux (Ora, Inc. LCVNC™) Backlit Room Exit at 10% and 100% backlighting intensity (Ora, Inc. BRE™) High-Contrast Room Exit at 1, 50, 400 lux (Ora, Inc. HCRE™) P r o Q R – I n t e r i m R e s u l t s Q R - 1 1 0 P h a s e 1 / 2 T r i a l 13 Course Light level Score Fail all courses 0 BRE 100% LED 1 BRE 10% LED 2 HCRE 400 lux 3 HCRE 50 lux 4 HCRE 1 lux 5 HCVNC 400 lux 6 HCVNC 250 lux 7 HCVNC 125 lux 8 HCVNC 50 lux 9 HCVNC 10 lux 10 HCVNC 4 lux 11 HCVNC 1 lux 12 LCVNC 400 lux 13 LCVNC 250 lux 14 LCVNC 125 lux 15 LCVNC 50 lux 16 LCVNC 10 lux 17 LCVNC 4 lux 18 19 LCVNC1 lux

Video slide placeholder P r o Q R – I n t e r i m R e s u l t s Q R - 1 1 0 P h a s e 1 / 2 T r i a l 14

Mobility Course

Improved at month 3 and month 6



Month 3 Mean (SEM)
Improvement
Change from Baseline (levels)
8
7
6
5
4
3
2
1
0
-1
-2
-3
Treated
(N=7)
Contralateral
(N=7)
Treated Eye
Contralateral Eye
Individual subject responses



Mean change from baseline through month 6
Change from Baseline (levels)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
-0.5
Clinically Meaningful (2 levels)
Baseline
(N=9)
Dose 1
M3
(N=7)
Dose 2
M6
(N=4)

ProQR – Interim Results QR-110 Phase 1/2 Trial 15

Change in BCVA tracks with change in Mobility Responder Non-responder P r o Q R – I n t e r i m R e s u l t s Q R - 1 1 0 P h a s e 1 / 2 T r i a l 16

Full Field Stimulus Test (FST)

Measured with blue and red light


Month 3 Mean (SEM)
Mean Change from Baseline through month 6
Improvement
Change from baseline (Log10photo-cd/m2)
-1.50
-1.25
-1.00
-0.75
-0.50
-0.25
0.00
0.25
Blue
Red
Baseline (N=9)
M1 (N=9)
M2 (N=7)
M3 (N=7)
M6 (N=4)
Blue Treated Eye
Blue Contralateral Eye
Red Treated Eye
Red Contralateral Eye

ProQR - Interim Results QR-110 Phase 1/2 Trial 17

Ocular instability (OCI)

Measuring nystagmus (involuntary eye movement)


Month 3 Mean (SEM)
Improvement
Change from baseline (log10mm)
-0.5
-0.4
-0.3
-0.2
-0.1
0.0
0.1
0.2
0.3
Treated
(N=7)
Contralateral
(N=7)
Mean change from baseline through month 6
-0.30
-0.25
-0.20
-0.15
-0.10
-0.05
0.00
0.05
Baseline
(N=10)
M3
(N=7)
M6
(N=4)
Treated Eye
Contralateral Eye
Individual subject responses

ProQR – Interim Results QR-110 Phase 1/2 Trial 18

Example of restoration of anatomy detected by OCT

Normal retina



EZ line in normal retina shows outer segments by EZ-line, as detected by OCT

LCA10 retina



EZ line in missing in LCA10 retina due to lack of of outer segments

Restoration of EZ-line in subject


Baseline
Month 1
Month 2
Month 3

ProQR - Interim Results QR-110 Phase 1/2 Trial 19

Summary of Phase 1/2 interim analysis

- QR-110 was safe and well tolerated.
- Approximately 60% of subjects demonstrated improvement in BCVA and performance on mobility course.
- Improvement was seen within two months of the first dose and has been maintained throughout ongoing dosing and monitoring.
- Improvement in physiological endpoints including full field stimulation test and ocular instability was also observed.
- General concordance between all 4 endpoints

ProQR – Interim Results QR-110 Phase 1/2 Trial 20

Preliminary design pivotal Phase 2/3 trial


0 month
3 month
6 month
9 month
12 month
Treatment group (dose level 1)
Treatment group (dose level 2)
Control group

Illuminate

- Double-blind, controlled, 12-month, dose range finding study in adaptive design
- Could serve as the **sole registration trial**
- Sites in US and select EU countries
- 30+ patients >6 years old
- Multiple IVT injections initially in one eye

- Primary (registration) endpoints:
  - Visual Acuity (ETDRS, BRVT)
  - Mobility course
- Expected to start in **H1 2019**

- Preliminary design pending regulatory feedback
- Planning to start **pediatric trial** in <6 years old

ProQR – Interim Results QR-110 Phase 1/2 Trial 21

Next steps in by Daniel A. de Boer Chief Executive Officer Ophthalmology P r o Q R – I n t e r i m R e s u l t s Q R - 1 1 0 P h a s e 1 / 2 T r i a l 22

ProQR inherited blindness platform


DISCOVERY
PRECLINICAL DEVELOPMENT
PROOF OF CONCEPT TRIALS
LATE STAGE/ REGISTRATIONAL TRIALS
Ophthalmology
QR-110 for LCA10 p.Cys998X
QR-421a for Usher syndrome 2A exon 13
QRX-504 for FECD3
QR-411 for Usher syndrome 2A PE-40
QRX-1011 for Stargardt's disease c.5461-10T>C



Predictive optic cup model



Intravitreal delivery is routine procedure



Broad distribution allows to target central and peripheral diseases



RNA oligos could potentially target >300 IRDs

ProQR – Interim Results QR-110 Phase 1/2 Trial 23

QR-110 interim data summary

- **The Phase 1/2 trial met its primary and secondary objectives**
  - ✓ Safe and well tolerated in >1500 subject treatment-days analyzed
  - ✓ Mechanistic proof-of-concept confirmed by improvement in FST
  - ✓ Clinical proof-of-concept confirmed by visual acuity and supported by improvement in mobility course
  - ✓ The four analyzed outcome measures showed concordant improvement

- **Plan to start a Phase 2/3 trial in H1 2019**
  - Double-blind, controlled, dose range finding adaptive design
  - Could serve as the sole pivotal registration trial
  - Parallel trial in pediatric at age of diagnosis

ProQR – Interim Results QR-110 Phase 1/2 Trial 24

Q&A P r o Q R – I n t e r i m R e s u l t s Q R - 1 1 0 P h a s e 1 / 2 T r i a l 25

IT’S IN OUR RNA P r o Q R – I n t e r i m R e s u l t s Q R - 1 1 0 P h a s e 1 / 2 T r i a l 26